UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

(Name of Issuer): Cactus Acquisition Corp. 1 Ltd.

(Title of Class of Securities): Class A ordinary shares, par value $0.0001 per share

(CUSIP Number): G1745A108

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications):

Graham MacGregor Chee

ARWM Inc Pte. Ltd.

101 Upper Cross

Street, #05-16, People’s Park Centre,

058357, Singapore

(+61) 421050325

(Date of Event which Requires Filing of this Statement): May 16, 2024

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G1745A108

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). ARWM Inc Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,360,000 (i) (ii)

	8.	Shared Voting Power

	9.	Sole Dispositive Power. 2,360,000 (i)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,360,000 (i) (ii)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 46.50% (iii)

14.	Type of Reporting Person (See Instructions) CO

i)

 Consists of 2,359,999 Class A ordinary shares and 1 Class A ordinary share issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by ARWM Inc Pte. Ltd. (“ARWM”). The Shares were acquired pursuant to the Purchase Agreement, dated as of April 29, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), EVGI Ltd and ARWM. On May 16, 2024, the transactions contemplated by the Purchase Agreement were consummated and ARWM purchased the Shares.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2024.

CUSIP No. G1745A108

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Graham MacGregor Chee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,360,000 (i) (ii)

	8.	Shared Voting Power

	9.	Sole Dispositive Power. 2,360,000 (i)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,360,000 (i) (ii)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 46.50% (iii)

14.	Type of Reporting Person (See Instructions) IN

i)

Consists of 2,359,999 Class A ordinary shares and 1 Class A ordinary share issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by ARWM Inc Pte. Ltd. (“ARWM”). Mr. G. Chee is the sole shareholder of ARWM. As such, Mr. G. Chee has voting and investment discretion with respect to the shares held by ARWM. Accordingly, Mr. G. Chee may be deemed to have beneficial ownership of the Shares held by ARWM. The Shares were acquired pursuant to the Purchase Agreement, dated as of April 29, 2024 (“Purchase Agreement”) by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), EVGI Limited and ARWM. On May 16, 2024, the transactions contemplated by the Purchase Agreement were consummated and ARWM purchased the Shares.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2024.

Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

(4)

Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol

Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO

(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11),

(13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. — Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)

Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14)

Type of Reporting Person — Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol

Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions

A.

The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.

Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.

If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Cactus Acquisition Corp. 1 Ltd, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 4B Cedar Brook Drive, Cranberry, NJ 08512.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name;

(b)	Residence or business address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(f)	Citizenship.

(a)	This Schedule 13D is filed by

1. ARWM Inc Pte. Ltd. (“ARWM”), with respect to the Shares directly and beneficially owned by it;

2. Graham MacGregor Chee as the director of ARWM; and

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of ARWM is 101 Upper Cross Street, #05-16, People’s Park Centre, Singapore 058357.

The principal business address of Graham MacGregor Chee is c/o ARWM Limited, 101 Upper Cross Street, #05-16, People’s Park Centre, Singapore 058357.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ARWM is a private limited company organized under the laws of Singapore.

Graham MacGregor Chee is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The aggregate purchase price of the Shares currently beneficially owned by the Reporting Person was $1.00. The source of these funds was working capital of ARWM.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

On April 29, 2024, the Issuer entered into a sponsor securities purchase agreement (the “Purchase Agreement”) with the Issuer’s sponsor, EVGI Limited (the “Sponsor”) and ARWM Inc Pte. Ltd. (the “Purchaser”), pursuant to which, on May 16, 2024, the Sponsor transferred to the Purchaser (a) an aggregate of 2,360,000 founders’ shares (“Founders’ Shares”), consisting of 2,359,999 Class A ordinary shares, par value $0.0001 of the Issuer (“Class A ordinary shares”) or 46.50% of the outstanding Class A Ordinary Shares, and one Class B ordinary share, par value $0.0001, of the Issuer (“Class B ordinary share”), or 100% of the outstanding Class B Ordinary Shares, and (b) 3,893,334 private placement warrants (“Private Warrants”) (collectively, the “Transferred Securities”). The Transferred Securities collectively constituted 93.3% of the securities of the Issuer owned by the Sponsor prior to the transaction. 170,000 Class A Ordinary Shares, or 3.36% of the outstanding Class A Ordinary Shares were transferred to the former directors. Cactus Healthcare Management LP, a Delaware limited partnership (the “Original Sponsor”) has retained 632,500 Class A Ordinary Shares, or 12.46% of the outstanding Class A Ordinary Shares, and 973,333 Private Warrants. The transfer of Founders’ Shares and Private Warrants to the Purchaser pursuant to the Purchase Agreement is referred to as the “Transfer.” The Transfer, all agreements executed in connection with the Transfer (including the transactions contemplated therein) and the Management Change (as defined below) are referred to as the “Sponsor Alliance.”

On May 16, 2024, the parties completed the closing of the Sponsor Alliance after all closing conditions were met.

As part of the closing of the Sponsor Alliance on May 16, 2024, the Issuer introduced a change in management (the “Management Change”) and the board of directors of the Issuer (“Board”) as follows: (i) Stephen T. Wills tendered his resignation as Chief Financial Officer, initially effective upon the closing but subsequently extended to May 31, 2024; and (ii) , Emmanuel Meyer, Joep Thomassen and Huiyan Geng resigned as members of the Board of Directors, effective upon the closing. Also effective as of the closing on May 16, 2024, Adam John Ridgway, Jeffrey Brian LeBlanc and Terry Allan Farris (collectively, the “New Directors”) were appointed to the Board by the Purchaser, as the holder of the sole outstanding Class B ordinary share.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), (c) and (e) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

With respect to paragraph (d) of Item 4, please refer to the discussion of the Management Change set forth above in this Item 4.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Instruction.

The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

(a) Calculation of the percentage of Class A Ordinary Shares beneficially owned is based on 5,074,870 Class A Ordinary Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 810-K filed with the Securities and Exchange Commission on April 15, 2024.

(b) The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Persons and the number of shares as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages to this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On April 29, 2024, the Issuer entered into the Purchase Agreement described in Item 4 above. The Agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2024.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit No.	Description

10.1

Sponsor Securities Purchase Agreement dated April  29, 2024, by and ARWM Inc Pte. Ltd., Cactus Acquisition Corp. 1 Ltd, and EVGI Ltd. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2024

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2024

Signature: /s/ Graham MacGregor Chee, Director

Name/Title: Graham MacGregor Chee, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)